

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2017

Adele Freedman
Vice President and Deputy General Counsel
Avaya Holdings Corp.
4655 Great America Parkway
Santa Clara, California 95054

> **Re: Avaya Holdings Corp.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted October 24, 2017**
> **CIK No. 0001418100**

Dear Ms. Freedman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Item 1. Business, page 7

1. Your statement here that Avaya Holdings reports in two segments differs from disclosures in other places within the prospectus that the company reports in three segments, for example at page 59 in the Overview section to Management's Discussion and Analysis. Please revise to address the apparent discrepancy. For example, disclose, if true, that you currently have two reporting segments following the sale of your network operations in July 2017.

Unaudited Pro forma Consolidated Financial Statements, page 54

2. We note on page F-87 that you have received proofs of claim of approximately $20 billion as of September 13, 2017, an amount materially in excess of the amount of liabilities subject to compromise reported in your pro forma balance sheet on page 55. Please disclose the proofs of claim amount within your pro forma information and describe the implications of this on your restructuring and future results of operations. Please also explain to us your consideration of whether, pursuant to Rule 11-02(b)(8) of Regulation S-X, additional pro forma presentations should be provided to give effect to the range of possible results.

Note 2 – Fresh Start Adjustments, page 61

3. We note on page 62 the reorganization value approximates the amount a willing buyer would pay for the assets of the company immediately before the restructuring. Please disclose how the reorganization value was determined. Describe the valuation method(s) used and your material assumptions. Explain why the method used was selected as being the most meaningful for the company in determining its reorganization value.

4. We note you recorded goodwill impairment charges during the three months ended June 30, 2017 and as a result of your annual impairment test at July 1, 2016. You also recorded an impairment charge related to you indefinite lived intangible assets during 2016. In light of these recent impairment charges, please disclose and explain to us why your reorganization valuation resulted in an increase in intangible assets of $2,961 million. Please explain any differences in the valuations, methods and assumptions used for impairment testing and in determining the reorganization value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

5. Please briefly explain what led the company and certain of its affiliates to commence the Chapter 11 cases.

Financial Statements

Consolidated Balance sheets, page F-80

6. Please indicate in your balance sheet which liabilities are not subject to compromise. We refer you to the guidance in ASC 852-10-45-4 and the example in ASC 852-10-55-3.

<u>Operation and Implication of the Bankruptcy Filing, page F-83</u>

7. We note from page F-82 certain subsidiaries of Avaya Inc. are not part of the Bankruptcy Filing. In this regard, please either include combined financial statements of the entities in reorganization proceedings as required by ASC 852-10-45-14 or tell why such financial statements are not required.

8. Please tell us of your consideration of the disclosure guidance in ASC 852-10-50-4 regarding intra-entity receivables and payables of entities in the reorganization proceedings.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at 202-551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD11--Telecommunications

Cc: Michael Kim, Esq.
    Kirkland & Ellis LLP